Donner Minerals Ltd.

Quarterly Financial Statements
For The Nine Months Ended November 30, 2002
(Unaudited)

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)

	November 30,	February 28,
	2002	2002

ASSETS

Current
Cash and cash equivalents	$ 928,343	$ 206,693
Marketable securities and short term investments (note 3)	1,036,027	1,054,345
Accounts receivable	11,645	23,341
Deposits and prepaid expenses	1,857	5,938

	1,977,872	1,290,317

Capital assets (note 4)	45,556	31,442

Investment (note 5)	30,443	57,991

Mineral properties (note 6)	18,715,793	18,142,221

	$20,769,664	$19,521,971

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 42,292	$ 88,608

Minority interest	2,970,205	2,970,300

	3,012,497	3,058,908

SHAREHOLDERS' EQUITY

Share capital (note 7)	34,811,492	32,230,487

Contributed surplus	146,900	46,900

Deficit	(17,201,225)	(15,814,324)

	17,757,167	16,463,063

	$20,769,664	$19,521,971

Approved by the Directors:

"Harvey Keats"

"Kerry Sparkes"

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Deficit
(Canadian Dollars)

		Nine months ended November 30,
	2002	2001

Deficit, beginning of period	$ (15,814,324)	$(14,942,398)

Net loss	(1,386,901)	(379,148)

Deficit, end of period	$ (17,201,225)	$(15,321,546)

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)

		Three months ended November 30,		Nine months ended November 30,
	2002	2001	2002	2001

Expenses
Administration and management fees	$ 166,000	$ (69,000)	$ 440,500	$ 155,000
Amortization	4,191	3,117	9,890	9,351
Conferences	2,214	4,804	9,841	9,200
Consulting fees	33,100	29,000	51,100	36,000
Filing fees	240	4,239	13,245	5,444
Interest and bank charges	881	475	2,266	914
Office and miscellaneous	7,422	4,869	41,635	40,321
Printing	154	602	9,197	5,999
Professional fees	9,032	29,613	48,527	66,242
Promotion	35,655	6,077	254,200	16,591
Rent	12,000	4,200	37,200	12,600
Stock-based compensation	-	-	100,000	-
Telephone and communications	8,443	6,548	30,174	15,552
Transfer agent fees	1,387	911	5,450	3,811
Travel	32,654	16,406	99,306	74,445
Less: interest income	(22,474)	(24,401)	(55,345)	(80,183)

Earnings (loss), before other items	(290,899)	17,460	(1,097,186)	(371,287)

Other items
Exploration expenses	(48,069)	-	(239,027)	-
Writedown of marketable securities	(790)	(7,394)	(7,529)	(13,094)
Write-down of investment	-	-	(43,254)	-
Minority interest	14	28	95	5,233

Net earnings (loss)	$ (339,744)	$ 10,094	$(1,386,901)	$ (379,148)

Basic and diluted loss per share	$ (0.01)	$ -	$ (0.03)	$ (0.008)

Weighted average number of common
shares outstanding	56,313,874	46,524,097	53,447,461	45,854,253

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

		Three months ended November 30,		Nine months ended November 30,
Cash provided by (used for):	2002	2001	2002	2001

Operating activities
Net earnings (loss)	$ (339,744)	$ 10,094	$(1,386,901)	$ (379,148)
Items not involving cash:
Amortization	4,191	3,117	9,890	9,351
Stock-based compensation	-	-	100,000	-
Writedown of marketable securities	790	7,394	7,529	13,094
Writedown of investment	-	-	43,254	-
Accrued interest income	7,654	7,746	(15,706)	11,001
Minority interest	(14)	(28)	(95)	18,077
Changes in non-cash operating
working capital items (note 10)	48,524	(5,466)	(30,539)	(4,940)

	(278,599)	22,857	(1,272,568)	(332,565)

Financing activities
Private placement subscriptions	80,000	-	80,000	-
Common shares issued for cash	-	34,450	2,501,005	116,450

	80,000	34,450	2,581,005	116,450

Investing activities
Expenditures on mineral properties	(82,596)	(202,472)	(573,572)	(240,416)
Purchases of capital assets	(14,357)	-	(24,004)	(3,900)
Sale of short term investments	2,746	-	10,789	-

	(94,207)	(202,472)	(586,787)	(244,316)

Increase (decrease) in cash	(292,806)	(145,165)	721,650	(460,431)

Cash, beginning of period	1,221,149	1,737,853	206,693	2,053,119

Cash, end of period	$ 928,343	$ 1,592,688	$ 928,343	$ 1,592,688

See note 10 for non-cash investing activities.

DONNER MINERALS LTD. (An exploration stage company) Notes to the Consolidated Financial Statements November 30, 2002 (Canadian Dollars) (Unaudited)
1.    Nature of Operations

The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange. The principal business of the Company is to explore for and develop mineral properties. As of the date of this report, the Company has not determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production from the property or proceeds from disposition.

2.    Significant Accounting Policies

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principals and they follow the same accounting policies and methods that were used in the Company’s annual financial statements of February 28, 2002 except for the following items:

a)    As of March 1, 2002, the Company adopted the standard in Section 3062 "Goodwill and Other Intangible Assets", of the Canadian Institute of Chartered Accountants Handbook to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of goodwill is charged to earnings. The effect of this change in accounting policy on the Company’s financial statements was not material.

  As of March 1, 2002, the Company adopted the standard in Section 3870 "Stock-based Compensation and Other Stock-based Payments", of the Canadian Institute of Chartered Accounts Handbook to be applied prospectively. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees, the Company has adopted the disclosure-only provisions of the new standard whereby pro-forma net income and pro-forma earnings per share are disclosed in the notes to the financial statements, as if the fair value based method of accounting had been used.

3.    Marketable Securities

					Lower of
				Market	Cost or
	Type of Security	Number	Cost	Value	Market

Knight Petroleum Corp.	Common shares	35,250	$ 3,525	$ 3,878	$ 3,525
CBX Ventures Inc.	Common shares	46,250	4,162	5,550	4,162
Curlew Lake Resources Inc.	Common shares	200,000	10,000	10,000	10,000
Denstone Ventures Ltd.	Common shares	78,985	2,370	1,580	1,580

			20,057	21,008	19,267
Money Market Instrument			1,016,760	1,016,760	1,016,760

			$ 1,036,817	$ 1,037,768	$ 1,036,027

4.    Capital Assets

During the nine months ended November 30, 2002, the Company purchased $24,004 worth of computer equipment and software.

5.    Investment

The investment is a $280,000 convertible debenture that pays interest at 11% on a semi-annual basis and is due May 3, 2005 (see note 9(b)). At August 31, 2002, the Company wrote down the carrying value of the investment by $43,254 due to a sharp decline in the underlying stock of the debenture. The Company did not receive its $15,400 interest payment on November 3, 2002. The Company agreed to accept 150,400 shares in lieu of cash, subject to the approval of the TSX Venture Exchange. The shares have not been issued as at the date of this report. As at November 30, 2002, the Company has accrued $15,706 of interest income.

Based on the events described in Note 9, it is anticipated that Knight will be able to repay all of the principal and accrued interest in cash.

6.    Mineral Properties

The Company’s mineral properties are comprised of wholly owned mineral claims and interests in joint venture agreements in South Voisey Bay, Labrador, and an option earn-in agreement in Stephens Lake, Manitoba, Canada. Although the Company holds some interests in mineral properties through joint venture agreements, none of the operations are carried on through joint venture entities.

a)    SVB Nickel, Northern Abitibi and Major General Properties

As at November 30, 2002, Falconbridge Limited ("Falconbridge") has spent a total of $2,047,317 on the SVB Nickel property. For the nine months ended November 30, 2002, Falconbridge has spent $1,336,044.

As at November 30, 2002, Falconbridge has spent a total of $128,771 on the Northern Abitibi property. For the nine months ended November 30, 2002, Falconbridge has spent $59,540.

As at November 30, 2002, Falconbridge has spent a total of $69,210 on the Major General property. For the nine months ended November 30, 2002, Falconbridge has spent $66,554.

6.    Mineral Properties (cont’d)

b)    Stephens Lake Property

As at November 30, 2002, the Company has advanced Falconbridge $1,000,000 and spent an additional $10,625 on the property. Of the $1,000,000 advanced to Falconbridge, approximately $844,000 has been spent on geology and geophysics with $156,000 remaining unexpended.

See Schedule of Mineral Properties for a breakdown of expenditures.

7.    Share Capital

The Company did not issue any shares during the three months ended November 30, 2002. However, the Company did collect $80,000 of a private placement that closed subsequent to November 30, 2002. See note 11.

8.    Stock Options

The Company uses the intrinsic value based method of accounting for stock-based awards granted to employees. Under this method, compensation cost is only recorded when the exercise price is below the market price of the stock on the date of grant. During the nine months ended November 30, 2002, the Company incurred $100,000 of stock compensation cost as follows:

	Number	Market	Exercise	Intrinsic
Date of Grant	Granted	Price	Price	Value	Cost

April 4, 2002	500,000	$0.38	$0.28	$0.10	$ 50,000
June 17, 2002	500,000	$0.43	$0.33	$0.10	50,000

					$ 100,000

There were no stock options granted to non-employees during the period.

If the Company used the fair value based method of accounting for stock-based awards granted to employees, the cost of the options granted during the nine months ended November 30, 2002 would have been estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions for each grant:

8.    Stock Options (cont’d)

		Expected	Risk-free
	Number	Life	Interest	Expected	Dividend	Fair
Date of Grant	Granted	(years)	Rate	Volatility	Yield	Value	Cost

April 4, 2002	500,000	2	2.75%	99.50%	0.00%	$0.23	$ 115,000
June 17, 2002	500,000	10	5.37%	113.21%	0.00%	$0.41	205,000
June 17, 2002	1,002,000	10	5.37%	113.21%	0.00%	$0.40	400,800
August 23, 2002	150,000	2	3.50%	99.50%	0.00%	$0.13	19,500
November 15, 2002	1,700,000	10	5.09%	113.21%	0.00%	$0.11	187,000
November 15, 2002	300,000	2	3.34%	99.50%	0.00%	$0.06	18,000
1 November 15, 2002	2,260,000	9.2	5.09%	113.21%	0.00%	$0.11	248,600
2 November 15, 2002	100,000	1.25	2.09%	88.33%	0.00%	$0.05	5,000
3 November 15, 2002	500,000	1.42	2.37%	99.50%	0.00%	$0.02	10,000

Total fair value compensation cost							1,208,900
Less: intrinsic value compensation cost							(100,000)

Additional compensation cost							$ 1,108,900

1 2,260,000 options were repriced on November 15, 2002 to $0.12 from $0.28
2 100,000 options were repriced on November 15, 2002 to $0.12 from $0.32
3 500,000 options were repriced on November 15, 2002 to $0.12 from $0.28

If the Company had used the fair value based method, pro forma loss would have amounted to $2,495,801 (an increase of $1,108,900) and pro forma loss per share would have been $0.05 (an increase of $0.02) for the nine months ended November 30, 2002.

9.    Related Party Transactions

a)    During the quarter ended November 30, 2002, the Company incurred management fees of $342,000 (2001 - $210,000) to companies controlled by officers and directors.

       b)    As at August 31, 2002, the Company owns 35,250 shares of Knight Petroleum Corp. and a $280,000 convertible debenture of Knight Petroleum Corp. valued at $30,443. During the nine months ended November 30, 2002, the Company received $15,400 in interest from Knight Petroleum Corp. and as at November 30, 2002, the Company has accrued $15,706 in interest income due from Knight Petroleum Corp. The Company has directors and officers in common with Knight Petroleum Corp.

10.    Supplementary Cash Flow Information

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2002	2001	2002	2001

Change in non-cash operating working
capital items:
Accounts receivable	$ 20,591	$ 1,232	$ 11,696	$ (4,331)
Advances for exploration	9,042	-	-	-
Deposits and prepaid expenses	1,483	975	4,081	4,077
Accounts payable and accrued liabilities	17,408	(7,673)	(46,316)	(4,686)

	$ 48,524	$ (5,466)	$ (30,539)	$ (4,940)

Non-cash investing activity:
Common shares to be issued for
acquisition of mineral properties	$ -	$ -	$ -	$ 18,400

11.    Subsequent Events

  Subsequent to November 30, 2002, the Company closed a $1,000,000 private placement. These funds were raised by the Company issuing 10,000,000 shares at a price of $0.10 per share. Along with the shares, the Company issued 10,000,000 warrants with an exercise price of $0.12 and expiring December 18, 2004. Of the 10,000,000 shares and warrants, 4,650,000 are flow-through which will entitle the holder to receive a pro rata interest in Canadian Exploration Expenditures incurred and renounced by the Company.

  Subsequent to November 30, 2002, the Company closed a $35,000 private placement. These funds were raised by the Company issuing 175,000 shares at a price of $0.20 per share. Along with the shares, the Company issued 175,000 warrants with an exercise price of $0.21 and expiring January 9, 2005. All of the shares and warrants are flow-through which will entitle the holder to receive a pro rata interest in Canadian Exploration Expenditures incurred and renounced by the Company.

c)    On January 24, 2003, the Company announced that it had subscribed for, through a private placement, 8,000,000 units of Knight Petroleum Corp. ("Knight") at a total cost to the Company of $800,000. Each unit is comprised of one common share of Knight and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of Knight at a price of $0.15 for two years.

The Company has taken this interest in Knight in order to have a significant exposure to, and indirect interest in, Anglo American (Canada) Limited’s West Raglan Project. Knight has recently entered in to a Framework Agreement with Anglo American to earn a 49% interest in the West Raglan Project (see Knight news release dated January 24, 2003 for terms of the option earn-in).

The West Raglan Project, located in Northern Quebec, is comprised of 1,646 contiguous map-staked claims covering approximately 68,000 hectares of the western part of the Cape Smith Belt.

11.    Subsequent Events (cont’d)

As a result of the Company’s private placement subscription in Knight, and a second private placement that Knight has announced, it is anticipated that the Company will hold approximately 29% of Knight’s then issued and outstanding common shares and will be deemed a control person. Accordingly, Knight will be seeking shareholder approval of the creation of a control block at its Annual General Meeting to be held on March 5, 2003.

The private placement is subject to the approval of the TSX Venture Exchange and the approval of the shareholders of Knight. Knight’s Framework Agreement with Anglo American is subject to the approval of the TSX Venture Exchange.

DONNER MINERALS LTD.
(An exploration stage company)
Schedule of Mineral Properties
(Canadian Dollars)
(Unaudited)

		Major	Northern
	SVB Nickel	General	Abitibi	Stephens
	Claims	Claims	Claims	Lake Claims	Total

Balance at February 28, 2002	$ 12,909,538	$ 2,490,441	$ 2,381,617	$ 360,625	$ 18,142,221

Advances for exploration	-	-	-	(193,497)	(193,497)
Refund of recording fees	(20,500)	-	-	-	(20,500)
Camp and field supplies	651	-	-	-	651
Geology	-	-	-	10,436	10,436
Geophysics	-	-	-	833,061	833,061
Government grants	(57,004)	-	-	-	(57,004)
Transportation	425	-	-	-	425

Balance at November 30, 2002	$ 12,833,110	$ 2,490,441	$ 2,381,617	$ 1,010,625	$ 18,715,793

DONNER MINERALS LTD. Schedule B Supplementary Information For the Nine Months Ended November 30, 2002
  Analysis of expenses and deferred costs

Please see the financial statements for a breakdown of deferred mineral property expenditures.

Administration and Management fees:

Management fees	$ 340,500
Accounting	50,000
Secretarial	20,000
General office administration	30,000

$ 440,500

Professional fees:

Legal fees	$ 36,753
Audit fees	11,300

$ 48,053

2.    Related party transactions

Please see the financial statements for a breakdown of the related party transactions.

3.    a)    Securities issued during the period

Date of		Type of				Type of	Commission
Issue	Type of Security	Issue	Number	Price	Proceeds	Consideration	Paid

04-Mar-02	Common shares	Options	126,100	$0.10	$12,610	Cash	$0
07-Mar-02	Common shares	Options	400,000	$0.10	$40,000	Cash	$0
15-Apr-02	Common shares	Options	50,000	$0.10	$5,000	Cash	$0
17-May-02	Common shares	Options	220,000	$0.10	$22,000	Cash	$0
24-May-02	Common shares	Options	227,000	$0.10	$22,700	Cash	$0
27-May-02	Common shares	Options	150,500	$0.10	$15,050	Cash	$0
28-May-02	Common shares	Options	334,450	$0.10	$33,445	Cash	$0
31-May-02	Common shares	Options	250,000	$0.10	$25,000	Cash	$0
04-Jun-02	Common shares	Options	50,000	$0.22	$11,000	Cash	$0
		Private
7-Jun-02	Common shares	Placement	4,000,000	$0.40	$1,600,000	Cash	$0
25-Jun-02	Common shares	Options	60,000	$0.10	$6,000	Cash	$0
27-Jun-02	Common shares	Options	50,000	$0.10	$5,000	Cash	$0
		Private
17-Jul-02	Common shares	Placement	1,666,667	$0.45	$750,000	Cash	$56,800
20-Aug-02	Common shares	Options	100,000	$0.10	$10,000	Cash	$0
b)     Options granted during the period

Date of			Exercise	Expiry
Grant	Number	Name	Price	Date

04-Apr-02	500,000	Employees	$0.28	03-Apr-04
17-Jun-02	425,000	Harvey Keats	$0.43	16-Jun-12
17-Jun-02	425,000	David Patterson	$0.43	16-Jun-12
17-Jun-02	152,000	Employees	$0.43	16-Jun-12
17-Jun-02	500,000	Employees	$0.33	16-Jun-12
23-Aug-02	150,000	Employees	$0.25	22-Aug-04
15-Nov-02	580,000	Harvey Keats	$0.12	14-Nov-12
15-Nov-02	215,000	Kerry Sparkes	$0.12	14-Nov-12
15-Nov-02	150,000	Andrew Stewart	$0.12	14-Nov-12
15-Nov-02	130,000	David Patterson	$0.12	14-Nov-12
15-Nov-02	100,000	Rex Gibbons	$0.12	14-Nov-12
15-Nov-02	525,000	Employees	$0.12	14-Nov-12
15-Nov-02	300,000	Employees	$0.12	14-Nov-02

4.    a)     Authorized share capital

100,000,000 common shares without par value

b)    Issued and outstanding share capital

56,313,874 shares at a recorded value of $34,731,492

c)     Options, warrants and convertible securities

		Exercise/
Type of		Exercise
Security	Number	Price	Expiry Date

Options	6,040	$0.10	January 28, 2003
Options	184,000	$0.10	February 2, 2003
Options	363,000	$0.10	July 14, 2008
Options	255,000	$0.10	November 22, 2008
Options	1,255,443	$0.10	November 16, 2009
Options	1,312,915	$0.10	February 1, 2011
Options	832,500	$0.10	August 10, 2011
1 Options	2,260,000	$0.12	January 16, 2012
2 Options	100,000	$0.12	February 13, 2004
3 Options	500,000	$0.12	April 3, 2004
Options	500,000	$0.33	June 16, 2012
Options	1,002,000	$0.43	June 16, 2012
Options	150,000	$0.25	August 22, 2004
Options	300,000	$0.12	November 14, 2004
Options	1,700,000	$0.12	November 14, 2012
Warrants	4,000,000	$0.44	June 4, 2004
Warrants	1,666,667	$0.70	July 8, 2003
		$0.80	July 8, 2004
1 2,260,000 options were repriced on November 15, 2002 from $0.28 to $0.12
2 100,000 options were repriced on November 15, 2002 from $0.32 to $0.12
3 500,000 options were repriced on November 15, 2002 from $0.28 to $0.12

(d)   Number of shares subject to escrow or pooling agreements

None

  Directors and officers of the Company

David Patterson                                     Director and CEO
Harvey Keats    Director and President
Kerry Sparkes   Director
Rex Gibbons                                          Director
Andrew Stewart                                     Secretary

Principal Activity of the Company

Donner Minerals Ltd. is a mineral exploration company with a project in the South Voisey Bay area of Labrador, Newfoundland and a project in the Stephens Lake area of Manitoba. The Company’s partners in the South Voisey Bay Project ("SVB Project") include Falconbridge Limited ("Falconbridge"), Teck Cominco and various junior resource exploration companies. The Company’s partner in the Stephen’s Lake Project is Falconbridge.

South Voisey Bay Project, Labrador

The South Voisey Bay Project is the Company’s most advanced exploration project and is located 90 km south of Inco’s Voisey’s Bay deposits. The South Voisey Bay Project covers approximately 650 square kilometres in which the Company has varying interests ranging from 52% to 77%.

Exploration work on the South Voisey Bay Project is currently being carried out by Falconbridge who has an option to earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration, over 5 years.

The 2002 program, which began in early July was completed in October and consisted of: 1,980 metres of drilling; 19 line km of new grid and re-established 160 line km of old grid; 166 line km of surface data from 8 UTEM surface loops; 47 line km of gravity surveys at 400 meter centers; detailed geological mapping of all the surface loops.

The Company has summarized the 2002 program detail in a news release dated October 30, 2002.

The 2002 program was successful in explaining the high conductance UTEM anomalies identified in previous surveys. It is clear from the drilling in 2002 and from previous programs, that nickel grades and nickel tenors (nickel in 100% sulphides) are quite variable over the South Voisey Bay Project. The higher nickel grades and nickel tenors provide encouragement that there is potential for substantial accumulations of nickel sulphides of economic importance.

The challenge of future exploration programs will be to identify high conductance targets with the greatest potential for high nickel grades. The geophysical tools used to identify these high conductance targets are continually evolving. Falconbridge is currently in the process of designing an exploration program with this challenge in mind.

The Company has received confirmation from Falconbridge that it will continue its option on the South Voisey Bay Project in 2003. In order to maintain its option, and based on prior expenditures, Falconbridge is required to incur a minimum of $1.7 million of expenditures in 2003.

Management of the Company and Falconbridge remain convinced of the economic potential of the South Voisey Bay Project, and of the overall similarities with Voisey’s Bay.

Labrador Regional Project

The Labrador Regional Project is a joint venture between Donner and Falconbridge to explore for nickel-copper-cobalt deposits in Labrador outside of the Voisey’s Bay and South Voisey Bay areas. Under the Labrador Regional Agreement, the partners have agreed to each spend a minimum of $200,000 per year, over a two-year period. Any properties acquired will form part of a Joint Venture in which both Donner and Falconbridge will have a 50% interest.

Donner and Falconbridge believe that areas of Labrador, other than Voisey’s Bay and South Voisey Bay, have the potential to host Voisey’s Bay like deposits. Many areas of Labrador were underexplored during the Voisey’s Bay staking rush, when the details of the Voisey’s Bay model were not available. The purpose of the Labrador Regional Agreement is to combine the ideas and expertise of Donner and Falconbridge to realize this potential.

A field program consisting of geochemical and geological surveys, and property evaluation was carried out in July and August. The Company and Falconbridge are currently reviewing the results from this program. As of the date of this report, the results of this work have not resulted in the acquisition of any ground.

The Company has been advised by Falconbridge that it will make its second year contribution of $200,000 to the Project. The Company will also make its second year contribution of $200,000 to this Project.

Stephen’s Lake Property

The Stephens Lake Project covers 2,578 square kilometers and 110 kilometers of strike length along the newly interpreted extension of the Thompson Nickel Belt, one of the most important nickel producing regions in the world. The interpreted extension is known as the Stephens Lake Belt. Donner has the option to earn a 50% participating joint venture interest in the Stephens Lake Project by incurring a total of $5 million of expenditures on exploration and related work on or before the end of December 2006.

A 9,500 line kilometre airborne (GEOTEM) electromagnetic and magnetic survey was completed in early April. Numerous targets have been identified with surface magnetic and electromagnetic surveys. The targets have been verified on the ground with ground geophysics in preparation for drilling in February/March 2003.

As of November 30, 2002, the Company has advanced Falconbridge $1,000,000 for Stephens Lake exploration and has therefore met its commitment to spend $1,000,000 on the Stephens Lake Property by December 31, 2002. Subsequent to November 30, 2002, the Company advanced Falconbridge $500,000 for 2003 exploration work. In order to keep the option in good standing, the Company is required to spend $1,000,000 on exploration during the 2003 calendar year.

On October 30, 2002, the Company reported that Falconbridge had credited an anticipated $150,000 grant from the Manitoba Government to the Company’s contribution to the Stephens Lake Project. The actual amount of the grant was $92,679.60 which was received subsequent to November 30, 2002.

Operating Results

The Company incurred a loss of $1,386,901 (2001 - $379,148) and general and administrative expenses were $1,097,186 (2001 - $379,148).

Operating expenses have increased significantly in 2002 as a result of increased business activity. In particular, promotion has increased by $237,609 due to the Company travelling throughout Canada and Europe promoting the new exploration being carried out on the Company’s projects. The Company revised and updated its internet web site and printed significantly more promotional material. The Company attended several additional mining and investment conferences during the nine months ended November 30, 2002 compared to 2001. Incurring these extra costs have resulted in the Company raising $2,350,000 (see below) in order to fund future exploration programs and for general working capital.

As at November 30, 2002, the Company has spent $239,027 (2001 - $nil) on general exploration pursuant to the Labrador Regional Project (see above).

The Company’s filing fees and transfer agent fees have increased in 2002 compared to 2001 due to more shares being issued from treasury, the filing of the Company’s 2001 and 2002 Annual Information Form and private placement fees.

The Company paid $120,000 (2001 - $120,000) to the President, $132,000 (2001 - $nil) to the CEO and $90,000 (2001 - $90,000) to the exploration manager for management and technical services.

The Company paid an arms-length private company $100,000 (2001 - $125,000) for accounting, secretarial and general administrative services and paid the same company $36,000 (2001 - $9,000) for rent. The rent has increased in 2002 because the Company has increased the amount of office space that it is using.

The Company has earned less interest income in 2002 because the Company held less cash throughout most of the nine month period ended November 30, 2002 compared to the corresponding period in 2001. Also, lower interest rates earned on money market investments has resulted in less interest income at November 30, 2002 compared to 2001.

The Company wrote down the carrying value of the convertible debenture investment by $43,254 during the second quarter ended August 31, 2002. The value of the underlying shares of the convertible debenture have declined significantly since February 28, 2002 and thus necessitated a write down of the carrying value. Due to the events subsequent to November 30, 2002 described below, it is anticipated that this investment will be repaid in full.

The Company recorded stock-based compensation of $100,000 (2001 - $nil) for the nine months ended November 30, 2002. The Company follows the intrinsic value based method of accounting for stock based awards. The expense is the result of granting stock options to employees with exercise prices less than the market price of the stock on the day of grant. This is a non-cash transaction.

Liquidity and Capital Resources

The Company’s working capital position at November 30, 2002 was $1,935,580 compared to $1,201,709 at February 28, 2002. The increase in working capital is mainly due to the Company receiving $2,581,005 through the issuance of shares upon the exercise of stock options and private placement proceeds.

During the nine months ended November 30, 2002, the Company closed a $1,600,000 private placement by issuing 4,000,000 common shares and warrants and a $750,000 private placement by issuing 1,666,667 common shares and warrants.

Subsequent to November 30, 2002, the Company closed a $1,000,000 private placement. These funds were raised by the Company issuing 10,000,000 shares and warrants at a price of $0.10 per share. Also subsequent to November 30, 2002, the Company closed a $35,000 private placement. These funds were raised by the Company issuing 175,000 shares and warrants at a price of $0.20 per share.

Of the total amount of funds raised through private placements at the date of this report, being $3,385,000, $1,030,000 was raised pursuant to the issuance of flow-through shares. As at December 31, 2002, the Company has spent approximately $380,000 on Canadian Exploration Expenditures and expects to spend the remainder of the flow-through funds on Canadian Exploration Expenditures during the 2003 calendar year.
It is anticipated that the current working capital together with the private placements that closed subsequent to November 30, 2002 and the anticipated repayment of the convertible debenture discussed above, the Company will have the necessary funds available to meet its remaining fiscal 2003 operating costs, its calendar 2003 exploration commitments and the $800,000 investment in Knight Petroleum Corp. discussed below in subsequent events.

The Company believes that the operating expenditures for the fourth quarter of 2003 will be comparable to the third quarter operating expenditures.

Investor Relations

The Company responded to shareholder inquiries and used the services of Holtermann and Team for investor relations work in Germany. The Company paid Holtermann $24,049 for the nine months ended November 30, 2002. Holtermann & Team no longer provide services to the Company. In March 2002, the Company participated in, and had a booth at, the Prospector and Developers Association Conference (‘PDAC’) in Toronto. In March 2002, the Company, together with Falconbridge and Noranda Inc., hosted a luncheon presentation at Canada House in London, UK.

Subsequent Events

On January 24, 2003, the Company announced that it had subscribed for, through a private placement, 8,000,000 units of Knight Petroleum Corp. ("Knight") at a total cost to the Company of $800,000. Each unit is comprised of one common share of Knight and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of Knight at a price of $0.15 for two years.

The Company has taken this interest in Knight in order to have a significant exposure to, and indirect interest in, Anglo American (Canada) Limited’s West Raglan Project. Knight has recently entered in to a Framework Agreement with Anglo American to earn a 49% interest in the West Raglan Project (see Knight news release dated January 24, 2003 for terms of the option earn-in).

The West Raglan Project, located in Northern Quebec, is comprised of 1,646 contiguous map-staked claims covering approximately 68,000 hectares of the western part of the Cape Smith Belt.

The northern portion of the Cape Smith Belt, known as the Raglan Horizon, hosts Falconbridge’s Raglan deposits, which are estimated to contain a total of 25 million tonnes averaging 2.8% nickel, 0.8% copper and significant platinum group elements and cobalt.
The southern portion of the Cape Smith Belt, referred to here as the Expo-Ungava Horizon, hosts the Expo-Ungava deposit and the Mesamax occurence.

The eastern edge of the West Raglan Project is located approximately 80 kilometers west of Falconbridge’s Katinniq mine. The West Raglan Project covers over 60 kilometers of both the prospective Raglan and Expo-Ungava horizons, as confirmed by Anglo American’s 2002 field program.

The West Raglan Project has never been surveyed with a deep penetrating airborne electromagnetic survey, and there is no evidence of any prior diamond drilling on the Project.

The 2003 program will begin in April with Anglo American’s deep penetrating SPECTREM airborne electromagnetic and magnetic survey totaling some 3,500 line kilometers and costing approximately $400,000. The airborne survey will be followed up by ground geophysical surveys, geological mapping, prospecting and geochemical surveys.

The main focus of the 2003 program will be approximately 3,000 metres of diamond drilling. A diamond drill rig and sufficient fuel was mobilized to the coastal town of Salluit by Anglo American in the fall of 2002 in preparation for the 2003 drill program.

As a result of the Company’s private placement subscription in Knight, and a second private placement that Knight has announced, it is anticipated that the Company will hold approximately 29% of Knight’s then issued and outstanding common shares and will be deemed a control person. Accordingly, Knight will be seeking shareholder approval of the creation of a control block at its Annual General Meeting to be held on March 5, 2003.

The private placement is subject to the approval of the TSX Venture Exchange and the approval of the shareholders of Knight. Knight’s Framework Agreement with Anglo American is subject to the approval of the TSX Venture Exchange.